SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Press release entitled “BBVA Banco Francés reports consolidated third quarter earnings for fiscal year 2010”.

Buenos Aires, November 11, 2010 - BBVA Banco Francés (NYSE: BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) reports consolidated third quarter earnings for fiscal year 2010

Highlights

•

BBVA Banco Frances’ net income totaled AR$ 437.3 million at the end of the third quarter of 2010, accumulating AR$ 800.3 million in the first nine months of the year. This income includes non-recurring gains generated by the increase in valuations of public bonds.

•

Net financial income continues the up-trend in terms of recurring earnings. On one hand, due to the sustained growth of the intermediation with the private sector, with an important expansion of the loan portfolio; and to the earnings generated by the public bonds portfolio.

•

Private sector loan portfolio grew 12.7% during the last three month, whereas in annual terms the increase reached 31.0%. Such portfolio exceed the AR$ 13,000 million. Financings to companies, as well as those to consumers, showed significant growth in the last twelve months.

•

BBVA Banco Frances continues to show the best ratios of asset quality in the Argentine Financial System. As of September 30, 2010, the non-performing ratio decreased to 0.6% with a coverage level of 432.5%.

•	In terms of liabilities, during the third quarter of 2010, the Bank’s total deposits increased 7.9%. Growth took place in sight accounts as well as in time deposits.

•

BBVA Banco Frances maintained very good levels of liquidity and solvency. As of September 30, 2010, liquid assets (Cash and due from banks plus central bank instruments) represented 38.5% of the bank’s deposits. The capital ratio reached 19.3% of weighted risk assets and the excess over required capital exceeded AR$ 1,400 million at September 30, 2010.

Economic Environment

The high level of consumption and an increase in investment continue to boost the economic activity. The EMAE indicator (The Monthly Estimator of Economic Activity) grew 8.3% compared to the same quarter of the previous year.

During the third quarter of 2010, fiscal revenues increased 37% compared to the same quarter of the previous year. The recovery was aided by the improvement in economic activity and the contribution of the export tax, following the record harvest recorded, while VAT and Income Tax grew below average in the same period.

The primary fiscal surplus of the national public sector was AR$ 9,865 million; an increase of 544% compared to the third quarter of 2009. The improvement was due to the positive performance of tax collection and other fiscal resources such as transfers received from Central Bank, while primary spending grew 34.5% in annual terms during the third quarter of 2010.

Inflation, as measured by the Consumer Price Index (which is used to calculate the CER adjustment for some sovereign assets) accumulated 2.3% during the third quarter of 2010.

The BCRA intervention in the FX market was a net purchase of US$3,578 million during the quarter. The exchange rate (according to the BCRA) closed at AR$3.96 per U.S. dollar, an increase of 0.7 % compared to June 30, 2010.

The international reserve stock reached US$51,125 million, increasing US$1,885 million during the third quarter.

The Badlar rate at private banks was 10.4% at the end of the quarter and remained stable during the period.

Total deposits in the financial system increased 6.7 % on average in the third quarter of 2010, while private sector deposits grew by 8.4%.

Private sector loans showed an increase of 8.1% during the third quarter, in BBVA Banco Frances the increase was 12.7%, growing its market share in such period.

The Bank

The Bank continues to develop, in accordance with its strategic plan, a range of products and services tailored to the needs of each client, with special emphasis on the retail segment and on the small and medium-sized companies segment.

During this quarter, BBVA Banco Frances launched the first leasing of the market aimed to individuals, in order to finance the acquisition of 0 km automobiles. The new line offers significant discounts in the price and options of different terms (36, 48 or 60 months).

These range of products, is added to an important number of actions that the Bank has been carrying out during the year, mainly in credit cards. Among the most relevant, the agreements with LAN for its frequent flyer program and the alliance formed with Time for Fun, which allows all BBVA Banco Frances clients to gain access to the best shows with exclusive advantages. These added values to methods of payment product are generating a significant increase in the clients’ portfolio.

The Bank also reached a strategic agreement with BMW Group Argentina to offer car loans and leasing, for the acquisition of automobiles and new and second-hand Mini brand automobiles to companies and individuals. These lines are offered at competitive rates and with terms until 60 months.

Moreover, in the middle market segment, continuing its support to the agricultural segment, the Bank relaunched the credit card product, benefiting clients with 0 percent financing with an important number of suppliers.

In terms of liabilities, the Bank continued to expand the new investment vehicle, DIVa (variable rate deposits), adding new adjusted variables such as commodities, stock market index and currencies.

Presentation of Financial Information

•	Foreign currency balances as of September 30, 2010 have been translated into pesos at the reference exchange rate published by the BCRA. ($ 3.9607 / USD).

•

The information in this press release is derived from audited individual balance sheets, and consolidates all of the banking activities of BBVA Banco Frances and its subsidiaries on a line byline basis. The Bank’s share interest in the Consolidar Group is shown as Investments in other companies (booked by the equity method) and the corresponding results are included in Income from equity investments.

•

Information contained in this press release may differ from the information published by BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 09/30/10 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	09/30/10	06/30/10	09/30/09	06/30/10	09/30/09
Net Financial Income	834,630	433,300	757,708	92.6%	10.2%
Provision for loan losses	(45,347)	(39,013)	(135,956)	16.2%	-66.6%
Net income from services	275,910	249,349	245,429	10.7%	12.4%
Administrative expenses	(559,391)	(444,672)	(390,798)	25.8%	43.1%
Operating income	505,802	198,964	476,383	154.2%	6.2%
Income (Loss) from equity investments	18,477	16,293	(2,173)	13.4%	-950.3%
Income (Loss) from Minority interest	(3,509)	(3,546)	(4,494)	-1.0%	-21.9%
Other Income/Expenses	31,718	(16,931)	(47,658)	-287.3%	-166.6%
Income tax and Minimum Presumed Tax	(115,228)	8,593	(112,565)	-1441.0%	2.4%
Net income for the period	437,260	203,373	309,493	115.0%	41.3%
Net income per share (2)	0.82	0.38	0.58	115.0%	41.3%
Net income per ADS (3)	2.45	1.14	1.73	115.0%	41.3%

(1)	Exchange rate: 3.9318 Ps. = 1 US$
(2)	Assumes 536,361,306 ordinary shares outstanding
(3)	Each ADS represents three ordinary shares.

At the end of the third quarter of 2010, net income totaled AR$ 437.3 million, this result includes non-recurring effects originated by the improvement in the valuation of public bonds.

The following “pro forma” table presents the non-recurring earnings.

Condensed Income Statement PROFORMA in thousands of pesos	Quarter ended
	09/30/2009 Recurring Income	Non recurring Income	09/30/2009 Total Income
Net Financial Income	487,441	347,189	834,630
Provision for loan losses	(45,347)	—	(45,347)
Net income from services	275,910	—	275,910
Administrative expenses	(559,391)	—	(559,391)
Operating income	158,613	347,189	505,802
Income (loss) from equity investments	18,477	—	18,477
Income (Loss) from Minority interest	(3,509)	—	(3,509)
Other Income/Expenses	31,718	—	31,718
Income tax and Minimum Presumed Tax	(59,345)	(55,883)	(115,228)
Net income for the period	145,954	291,306	437,260

Net financial income, without taking into account the extraordinary impact originated by the increase in public bonds valuations totaled AR$ 487.4 million, a 12.5% increase compared to the previous quarter. The increase reached 14.4% compared to recurring financial income of the third quarter of 2009.

Is important to highlight that during the third quarter of 2009, non-recurring income generated by the public bonds portfolio had also been registered.

The increase in the net interest margin is mainly due to the sustained growth of net income from the private sector loan portfolio.

At September 30, 2010, provisions for loan losses recorded an increase of 16.2% and 10.3% compared to the previous quarter and to the same quarter of 2009 (considering the recurring charge only), respectively, as a consequence of the application of generic provisions, because of the increase in the loan portfolio. Meanwhile the specific provisions continued the decreasing trend.

Net income from services grew 10.7% during the quarter and 12.4% during the last twelve months, showing a large volume of activity.

At the end of September 30, 2010, administrative expenses grew 25.8% as compared with the previous quarter and 43.1% during the last twelve months.

The important growth on the fiscal cost is a logic consequence of the strong increase on the public bonds valuation.

	Quarter ended			% Change Qtr ended 09/30/10 vs. Qtr ended
in thousands of pesos except percentages	09/30/10	06/30/10	09/30/09	06/30/10	09/30/09
Return on Average Assets (1)	6.22%	3.31%	5.23%	88.0%	19.0%
Return on Average Shareholders’ Equity	57.6%	27.8%	50.8%	107.3%	13.2%
Net fee Income as a % of Recurrent Operating Income	24.8%	36.5%	24.5%	-32.0%	1.5%
Net fee Income as a % of Administrative Expenses	49.3%	56.1%	62.8%	-12.0%	-21.5%
Adm. Expenses as a % of Recurrent Operating Income (2)	50.4%	65.1%	39.0%	-22.7%	29.3%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

Net Financial Income

As previously mentioned, net financial income included non-recurring income originated by the increase in the public bonds valuation.

The significant development of the private financial margin, consequence of the further intermediation volume, mainly reflected in the retail and middle-market segments, together with a low cost of funds, resulted in an increase of the private net financial income of 13.5% during the quarter, and 32.9% in comparison with the same quarter of 2009.

Such earnings added to the income, generated by the public bond portfolio, producing significant growth of the financial margin.

	Quarter ended			% Change Qtr ended 09/30/10 vs. Qtr ended
in thousands of pesos except percentages	09/30/10	06/30/10	09/30/09	06/30/10	09/30/09
Net financial income	834,630	433,300	757,708	92.6%	10.2%
Net income from financial intermediation	241,186	212,506	181,489	13.5%	32.9%
CER adjustment	8,760	190	152	4510.5%	5663.2%
Income from securities and short term investments	505,790	112,293	484,027	350.4%	4.5%
Interest on Government guaranteed loans	18,255	21,479	2,785	-15.0%	555.5%
Foreign exchange difference	39,307	41,939	36,030	-6.3%	9.1%
Others	21,332	44,893	53,225	-52.5%	-59.9%

Income from Public and Private Securities

During the third quarter of 2010, income from public and private securities showed strong growth due to the extraordinary increase in their valuation.

As previously mentioned, both, trading account and fixed income portfolio made a significant contribution to this result.

The results from Central Bank bills and notes showed a reduction of 19.4% with respect to the previous quarter, while reflecting an increase of 20.4% in comparison with the income generated through the third quarter of 2009.

A similar result was evidenced in the earnings from the portfolio available for sale, reflecting not only the improvement on the valuation but also an increase on the volume in relation with the same quarter of the previous year.

Finally, the CER adjustment decreased 22.2% compared to the previous quarter, mainly due to a reduction of the index.

	Quarter ended			% Change Qtr ended 09/30/10 vs. Qtr ended
in thousands of pesos except percentages	09/30/10	06/30/10	09/30/09	06/30/10	09/30/09
Income from securities and short-term investments	477,896	76,434	464,675	525.2%	2.8%
Trading account	153,148	6,527	160,888	2246.3%	-4.8%
Available for sale	19,523	23,542	9,524	-17.1%	105.0%
Bills and Notes from the Central Bank	63,407	78,629	52,652	-19.4%	20.4%
Other fixed income securities	241,818	(32,264)	241,611	-849.5%	-200.1%
CER adjustment	27,894	35,859	19,352	-22.2%	44.1%
CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	27,894	35,859	19,352	-22.2%	44.1%

Net Income from Services

At September 30, 2010, net income from services totaled AR$ 275.9 million, an increase of 10.7% compared to the prior quarter and of 12.4% during last twelve months.

A higher volume of activity generated higher fees in the quarter especially for deposit services, credit card and insurance.

Furthermore, services charge expenses from promotions associated with cards decreased.

Meanwhile, the increase compared with the third quarter of 2009, is explained by higher income related to credit cards and from deposits services. Offset by higher services charge expenses from promotions associated with credit and debit cards consumption.

	Quarter ended			% Change Qtr ended 09/30/10 vs. Qtr ended
in thousands of pesos except percentages	09/30/10	06/30/10	09/30/09	06/30/10	09/30/09
Net income from services	275,910	249,349	245,429	10.7%	12.4%
Service charge income	366,624	344,646	304,284	6.4%	20.5%
Service charges on deposits accounts	97,399	110,374	83,929	-11.8%	16.0%
Credit cards and operations	118,388	93,840	98,435	26.2%	20.3%
Insurance	34,257	29,353	28,363	16.7%	20.8%
Capital markets and securities activities	5,188	4,629	3,474	12.1%	49.3%
Fees related to foreign trade	16,617	15,417	17,269	7.8%	-3.8%
Other fees	94,775	91,033	72,814	4.1%	30.2%
Services Charge expense	(90,715)	(95,297)	(58,855)	-4.8%	54.1%

Administrative Expenses

Administrative expenses grew 43.1% during the last twelve months; meanwhile the variation compared with the previous quarter reached 25.8%.

This variation occurred mainly in personnel expenses; charges derived from the voluntary retirement plan were accounted for during the quarter.

The increase in general expenses during the quarter was caused by higher advertising and promotions expenses, partially offset by fewer taxes, as a consequence of the payment of cash dividends -for fiscal year 2009- made the previous quarter, which represented higher bank transactions tax.

Compared to the same quarter of 2009, personnel expenses increased due to the labor agreement signed in 2010, and due to the previously mentioned voluntary retirements plan.

In addition, general expenses also grew as a result of the increase in commercial activity, higher level of investment related to changing branch offices image and to the effect of inflation.

As of September 30, 2010, the Bank and its subsidiaries (except the Consolidar Group) had 4,321 employees. The branch office network totaled 271 offices, including 240 consumer branch offices, 27 branch offices specialized in the middle-market segment, 14 in-company branches, 4 branch offices for large corporate and institutional clients and 2 points of sale.

	Quarter ended			% Change Qtr ended 09/30/10 vs. Qtr ended
in thousands of pesos except percentages	09/30/10	06/30/10	09/30/09	06/30/10	09/30/09
Administrative expenses	(559,391)	(444,672)	(390,797)	25.8%	43.1%
Personnel expenses	(362,273)	(258,922)	(239,577)	39.9%	51.2%
Electricity and Communications	(8,684)	(8,505)	(7,366)	2.1%	17.9%
Advertising and Promotion	(28,563)	(27,489)	(17,342)	3.9%	64.7%
Honoraries	(10,411)	(9,326)	(8,798)	11.6%	18.3%
Taxes	(30,020)	(33,619)	(24,002)	-10.7%	25.1%
Organization and development expenses	(5,593)	(5,433)	(4,157)	2.9%	34.5%
Amortizations	(14,766)	(14,025)	(11,874)	5.3%	24.4%
Other	(99,081)	(87,353)	(77,681)	13.4%	27.5%

Other Income / Expenses

Other income/expenses totaled a gain of AR$31.7 million during the third quarter of 2010, mainly due to the recovered of provisions for other fiscal contingencies.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the third quarter of 2010, a gain of AR$18.5 million was recorded, mainly due to BBVA Banco Frances’ stake in the Consolidar Group.

Balance and Activity

Total Public Sector Exposure

As of September 30, 2010, total exposure to public sector national treasury debt maintained similar level than in recent periods, however the effect of the increase in its valuations resulted in an increase of 20.4% during this quarter. It is relevant to note that the relative weight of public assets is diminishing as a consequence of the increase in other assets, mainly the growth of loans to the private sector.

The Bank’s portfolio of Central Bank bills and notes grew up to 12.8% during the third quarter of the year.

As of September 30, 2010 public sector national treasury assets represented 9.7% of total assets. Whereas, the exposure of the portfolio of BCRA bills and notes reached 7.6% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the national treasury through public securities, guaranteed loans and trustees, and also, the BCRA bills and notes.

	Quarter ended			% Change Qtr ended 09/30/10 vs. Qtr ended
in thousands of pesos except percentages	09/30/10	06/30/10	09/30/09	06/30/10	09/30/09
Public Sector - National Government	2,968,384	2,465,446	2,437,382	20.4%	21.8%
- Loans to the Federal government & Provinces	277,278	262,144	312,339	5.8%	-11.2%
- Total bond portfolio	2,665,743	2,415,801	2,483,712	10.3%	7.3%
Unlisted	1,976,055	1,881,323	2,001,129	5.0%	-1.3%
Available for sale	619,773	530,352	285,145	16.9%	117.4%
Other government bonds	69,915	4,126	1,543	1594.5%	n.a.
Reverse repo w/Central Bank	0	0	195,895	0.0%	-100.0%
- Trustees	157,423	212,445	215,785	-25.9%	-27.0%
- Allowances	(132,060)	(424,944)	(574,454)	-68.9%	-77.0%
Bills and Notes from Central Bank	2,953,585	2,335,369	2,226,132	26.5%	32.7%
- Own portfolio	2,359,623	2,092,262	2,153,101	12.8%	9.6%
- Reverse repo w/Central Bank	593,962	243,107	73,031	100.0%	713.3%
Total exposure to the Public Sector	5,921,969	4,800,815	4,663,514	23.4%	27.0%
Total exposure to the Public Sector without repos	5,328,007	4,557,708	4,394,588	16.9%	21.2%

Loan Portfolio

The private sector loan portfolio totaled AR$ 13,138 million at September 30, 2010, increasing 12.7%, compared with the previous quarter, and 31.0% compared to the same quarter in 2009.

During the third quarter, all segments of the market recorded a large expansion on their loan portfolio.

•

The middle market segment showed the greatest increase, its portfolio expanded by AR$ 570.4 million or 21.9%, mainly produced by the growth of financial loans, leasing and discounted and purchased notes.

•	The retail segment increased by AR$ 484.1 million, an increase of 9.3%. Personal loans, credit cards and car loans maintained the upward trend of the most recent quarters.

•	Finally, the corporate segment portfolio increased by AR$ 439.6 million or 10.5%, mostly originated on advances and other financial loans.

Compared with the quarter ended September 30, 2009, the performance of the private sector loan portfolio showed an increase of 31.0%, mainly as a consequence of the high growth in the consumption segment, where, once more, credit card, personal loans and car loans led this expansion. Discounted notes and financial loans showed the same behavior for the middle market and corporate segments.

The table below shows the composition of loan portfolio balance at the end of each quarter:

	Quarter ended			% Change Qtr ended 09/30/10 vs. Qtr ended
in thousands of pesos except percentages	09/30/10	06/30/10	09/30/09	06/30/10	09/30/09
Private & Financial sector loans	13,138,109	11,658,516	10,030,646	12.7%	31.0%
Advances	2,348,828	1,929,809	2,108,709	21.7%	11.4%
Discounted and purchased notes	1,674,905	1,383,903	946,848	21.0%	76.9%
Consumer Mortgages	824,883	823,903	869,012	0.1%	-5.1%
Car secured loans	707,216	580,180	484,777	21.9%	45.9%
Personal loans	2,189,892	1,995,985	1,768,773	9.7%	23.8%
Credit cards	1,949,629	1,787,499	1,240,854	9.1%	57.1%
Loans to financial sector	372,048	336,462	384,148	10.6%	-3.1%
Other loans	3,251,749	2,993,753	2,411,673	8.6%	34.8%
Unaccrued interest	(22,371)	(17,680)	(16,425)	26.5%	36.2%
Adjustment and accrued interest & exchange differences receivable	190,768	171,163	167,804	11.5%	13.7%
Less: Allowance for loan losses	(349,438)	(326,461)	(335,527)	7.0%	4.1%
Loans to public sector	277,278	262,144	312,339	5.8%	-11.2%
Loans to public sector	97,192	89,178	99,376	9.0%	-2.2%
Adjustment and accrued interest & exchange differences receivable	180,086	172,966	212,963	4.1%	-15.4%
Net total loans	13,415,387	11,920,660	10,342,985	12.5%	29.7%

Asset Quality

BBVA Banco Frances’ risk policy allows it to continue to exhibit solid asset quality and coverage ratios, while maintaining its leading position in the Argentine Financial System.

As of September 30, 2010, the Bank’s asset quality ratio (nonperforming loans over total loans) was 0.6%, and its coverage ratio (provisions over of non-performing loans) reached 432.5%.

Asset quality continued to improve compared to the previous quarter as well as to the same quarter of 2009.

	Quarter ended			% Change Qtr ended 09/30/10 vs. Qtr ended
in thousands of pesos except percentages	09/30/10	06/30/10	09/30/09	06/30/10	09/30/09
Non-performing loans (1)	80,798	85,743	133,283	-5.8%	-39.4%
Allowance for loan losses	(349,438)	(326,461)	(335,527)	7.0%	4.1%
Non-performing loans/net total loans	0.59%	0.70%	1.25%	-16.2%	-53.0%
Non-performing private loans/net private loans	0.60%	0.72%	1.29%	-16.3%	-53.4%
Allowance for loan losses/non-performing loans	432.48%	380.74%	251.74%	13.6%	71.8%
Allowance for loan losses/net total loans	2.54%	2.67%	3.14%	-4.8%	-19.2%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the performance of provisions for loan losses, including charges relating to transactions recorded under Other Receivables from financial intermediation.

	Quarter ended			% Change Qtr ended 09/30/10 vs. Qtr ended
in thousands of pesos except percentages	09/30/10	06/30/10	09/30/09	06/30/10	09/30/09
Balance at the beginning of the quarter	332,166	342,080	233,046	-2.9%	42.5%
Increase / decrease	45,347	39,013	135,956	16.2%	-66.6%
Provision increase / decrease – Exchange rate difference	197	352	294	-44.0%	33.0%
Decrease	(23,472)	(49,279)	(29,560)	-52.4%	-20.6%
Balance at the end of the quarter	354,238	332,166	339,736	6.6%	4.3%

Deposits

As of September 30, 2010, total deposits amounted to AR$ 21,651 million, increasing 7.9% compared to the end of the previous quarter and increasing 20.5% in the last twelve months.

It is important to highlight that current account balances include transitory deposits.

Consequently, excluding such transitory deposits, current and saving accounts grew 28.1% in the last twelve months, representing 56.4% of the total recurrent deposits at the end of September 30, 2010.

Time deposits increased 6.9% and 9.6% compared with the previous quarter and with the third quarter of 2009, respectively.

In terms of currency, deposits denominated in pesos, grew 10.7% in the third quarter of 2010 and 25.6% in the last twelve months.

Whereas, recurrent deposits denominated in foreign currency increased 8.3% during the quarter ended September 30, 2010, and 13.0% compared with the same quarter of 2009.

Moreover, recurrent deposits in foreign currency, excluding the effect of the Argentine Peso devaluation, increased 7.5% in the quarter and 9.7% in the last twelve months.

As of September 30, 2010, recurrent deposits in foreign currency reached AR$ 4,753 million (equivalent to US$ 1,200 million), representing 21.9% of total recurrent deposits of the Bank.

	Quarter ended			% Change Qtr ended 09/30/10 vs. Qtr ended
in thousands of pesos except percentages	09/30/10	06/30/10	09/30/09	06/30/10	09/30/09
Total deposits	21,650,827	20,074,163	17,968,831	7.9%	20.5%
Current accounts	5,991,280	5,326,898	4,466,340	12.5%	34.1%
Peso denominated	5,420,609	4,386,415	3,674,002	23.6%	47.5%
Foreign currency	570,671	940,483	792,338	-39.3%	-28.0%
Saving accounts	6,784,149	6,434,047	5,434,830	5.4%	24.8%
Peso denominated	3,994,274	3,957,845	3,377,039	0.9%	18.3%
Foreign currency	2,789,875	2,476,202	2,057,791	12.7%	35.6%
Time deposits	8,431,339	7,888,285	7,693,792	6.9%	9.6%
Peso denominated	6,646,757	6,131,771	5,736,530	8.4%	15.9%
CER adjusted time deposits	787	748	1,475	5.2%	-46.6%
Foreign currency	1,783,795	1,755,766	1,955,787	1.6%	-8.8%
Investment Accounts	80,651	73,518	4,856	9.7%	1560.9%
Peso denominated	80,651	73,518	4,856	9.7%	1560.9%
Other	363,408	351,415	369,013	3.4%	-1.5%
Peso denominated	189,248	200,058	183,533	-5.4%	3.1%
Foreign currency	174,160	151,357	185,480	15.1%	-6.1%
Rescheduled deposits + CEDROS (*)	53,019	57,753	72,882	-8.2%	-27.3%
Peso denominated	53,019	57,753	72,882	-8.2%	-27.3%
Total deposits + Rescheduled deposits & CEDROS	21,703,846	20,131,916	18,041,713	7.8%	20.3%

Other Funding Sources

Other funding sources increased their balances by 151.9% during the quarter and 218.4% in the last twelve months.

The increase, both, in comparison with the previous quarter and with the same quarter of 2009 is due to an increase in dollar funding lines, intended mainly to finance imports.

However, 39.0% of the balances shown in the table below were foreign currency denominated at the end of the third quarter of 2010.

	Quarter ended			% Change Qtr ended 09/30/10 vs. Qtr ended
in thousands of pesos except percentages	09/30/10	06/30/10	09/30/09	06/30/10	09/30/09
Lines from other banks	210,416	83,524	66,086	151.9%	218.4%
Senior Bonds	—	—	—	—	—
Other banking liabilities	210,416	83,524	66,086	151.9%	218.4%
Subordinated Debt	—	—	—	—	—
Total other funding sources	210,416	83,524	66,086	151.9%	218.4%

Capitalization

Total shareholder’s equity of the Bank reached AR$3,295 million as of September 30, 2010; whereas the excess of capital over the BCRA requirements was AR$ 1,425 million.

By that time, capital ratio reached 19.3% of risk-weighted assets.

Unrealized valuation difference by the third quarter of 2010 achieved AR$ 34.2 million, as a result of the improvement in the valuation of public bonds labeled as “available for sale”.

	Quarter ended			% Change Qtr ended 09/30/10 vs. Qtr ended
in thousands of pesos except percentages	09/30/10	06/30/10	09/30/09	06/30/10	09/30/09
Capital Stock	536,361	536,361	536,361	0.0%	0.0%
Issuance premiums	175,132	175,132	175,132	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,024,472	1,024,472	1,024,472	0.0%	0.0%
Reserves on Profits	802,385	802,385	658,693	0.0%	21.8%
Unappropriated retained earnings	1,434,055	996,795	996,190	43.9%	44.0%
Unrealized valuation difference	34,215	(42,096)	(54,523)	-181.3%	-162.8%
Total stockholders´equity	3,295,127	2,781,556	2,624,832	18.5%	25.5%

The variation in the minimum capital required by the Central Bank compared with the prior quarters is explained by the evolution of the bank capital.

By the end of September 30, 2010 the excess of capital represented 43.2% of total stockholders’ equity, demonstrating an outstanding level of solvency.

	Quarter ended			% Change Qtr ended 09/30/10 vs. Qtr ended
in thousands of pesos except percentages	09/30/10	06/30/10	09/30/09	06/30/10	09/30/09
Central Bank Minimum Capital Requirements	1,947,814	1,887,104	1,577,815	3.2%	23.5%
Central Bank Minimum Capital Requirements (a, b)	1,745,362	1,684,259	1,448,343	3.6%	20.5%
Market Risk	127,544	118,632	66,683	7.5%	91.3%
Increase in capital requirements related to custody	74,908	84,213	62,789	-11.0%	19.3%
a) Central Bank Minimum Capital Requirements	1,745,362	1,626,445	1,448,343	7.3%	20.5%
Allocated to Asset at Risk	1,168,780	1,063,096	978,133	9.9%	19.5%
Allocated to Immobilized Assets	93,108	89,201	97,198	4.4%	-4.2%
Interest Rate Risk	210,517	208,821	130,159	0.8%	61.7%
Loans to Public Sector and Securities in Investment	272,957	265,327	242,853	2.9%	12.4%
Non Compliance of Other Credit Regulations	—	—	—	—	—
b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	1,498,161	1,684,259	1,255,786	-11.0%	19.3%
5% of the securities in custody and book-entry notes	1,498,161	1,684,259	1,255,786	-11.0%	19.3%
Bank Capital Calculated under Central Bank Rules	3,372,537	2,962,644	2,748,342	13.8%	22.7%
Core Capital	2,460,605	2,460,605	2,222,143	0.0%	10.7%
Minority Interest	297,660	291,534	300,176	2.1%	-0.8%
Supplemental Capital	690,497	284,832	293,041	142.4%	135.6%
Deductions	(76,225)	(74,327)	(67,018)	2.6%	13.7%
Excess over Required Capital	1,424,723	1,075,540	1,170,527	32.5%	21.7%
Capital Ratio (Central Bank rules)	19.3%	17.8%	17.0%	8.5%	13.4%
Excess over Required Capital as a % of Shareholders´Equity	43.2%	38.7%	44.6%	11.8%	-3.0%

Additional Information

	Quarter ended			% Change Qtr ended 09/30/10 vs. Qtr ended
in pesos except percentages	09/30/10	06/30/10	09/30/09	06/30/10	09/30/09
- Exchange rate	3.9607	3.9318	3.8427	0.7%	3.1%
- Quarterly CER adjustment	2.29%	2.85%	1.79%	-19.5%	28.3%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Frances’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Frances’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Frances’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Frances. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Frances with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Frances’ annual report on Form 20-F and exhibits thereto. BBVA Banco Frances does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss third quarter earnings will be held on Friday, November 12th, 2010, at 12.00 PM Buenos Aires time. If you are interested in participating, please dial (888) 724 9507 within the U.S. or +1 (913) 981-4904 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 5647967.

Internet

This press release is also available on www.bancofrances.com.ar

Contacts

Cecilia Acuña

Investor Relations

(5411) 4341-5036

cecilia.acuna@bancofrances.com.ar

Paula Bennati

Investor Relations

(5411) 4348-0000 ext. 25917

paula.bennati@bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET

ASSETS : (in thousands of pesos)	09/30/10	06/30/10	03/31/10	09/30/09
Cash and due from banks	6,229,957	6,368,283	5,419,543	5,526,059
Government and Private Securities	5,490,599	4,331,768	5,110,007	4,141,214
- Trading account (listed securities)	69,915	4,127	48,274	1,542
- Available for sale	950,737	853,420	746,908	466,775
- Reverse repo w/Central Bank	593,962	243,107	—	195,895
- Unlisted	1,976,055	1,881,323	1,917,096	2,001,129
- Listed Private Securities	3,331	5,542	5,338	5,824
- Bills and Notes from the Central Bank	2,028,659	1,769,193	2,801,109	2,044,503
Less: Allowances	(132,060)	(424,944)	(408,718)	(574,454)
Loans	13,415,387	11,920,660	10,727,671	10,342,985
- Loans to the private & financial sector	13,138,109	11,658,516	10,393,802	10,030,646
- Advances	2,348,828	1,929,809	1,648,420	2,108,709
- Discounted and purchased notes	1,674,905	1,383,903	1,205,363	946,848
- Secured with mortgages	824,883	823,903	821,273	869,012
- Car secured loans	707,216	580,180	521,091	484,777
- Personal loans	2,189,892	1,995,985	1,885,749	1,768,773
- Credit cards	1,949,629	1,787,499	1,512,034	1,240,854
- Loans to financial sector	372,048	336,462	346,627	384,148
- Other loans	3,251,749	2,993,753	2,623,303	2,411,673
Less: Unaccrued interest	(22,371)	(17,680)	(17,425)	(16,425)
Plus: Interest & FX differences receivable	190,768	171,163	183,924	167,804
Less: Allowance for loan losses	(349,438)	(326,461)	(336,557)	(335,527)
- Public Sector loans	277,278	262,144	333,869	312,339
Principal	97,192	89,178	120,520	99,376
Plus: Interest & FX differences receivable	180,086	172,966	213,349	212,963
Other banking receivables	4,051,782	1,052,529	1,076,975	1,191,546
- Repurchase agreements	598,169	218,677	99,874	265,463
- Unlisted private securities	94,249	94,397	89,957	75,870
- Unlisted Private securities :Trustees	119	42,247	40,459	37,844
- Other banking receivables	3,364,045	702,913	852,208	816,578
- Less: provisions	(4,800)	(5,705)	(5,523)	(4,209)
Investments in other companies	424,223	410,977	404,610	413,668
Intangible assets	64,331	65,231	65,030	52,252
- Organization and development charges	64,331	65,231	65,030	52,252
Other assets	1,254,234	1,123,039	1,070,108	1,266,948

TOTAL ASSETS	30,930,513	25,272,487	23,873,944	22,934,672

LIABILITIES:	09/30/10	06/30/10	03/31/10	09/30/09
Deposits	21,703,846	20,131,916	18,569,014	18,041,713
- Current accounts	5,991,280	5,326,898	4,730,698	4,466,340
- Saving accounts	6,784,149	6,434,047	5,976,811	5,434,830
- Time deposits	8,431,339	7,888,285	7,422,924	7,693,792
- Investment Accounts	80,651	73,518	41,017	4,856
- Rescheduled deposits - CEDROS	53,019	57,753	62,362	72,882
- Other deposits	363,408	351,415	335,202	369,013
Other banking Liabilities	4,874,725	1,569,324	1,377,212	1,382,675
Other provisions	326,685	346,209	328,308	309,571
- Other contingencies	326,248	345,774	327,879	309,207
- Guarantees	437	435	429	364
Other liabilities	666,195	383,056	464,023	527,497
Minority interest	63,935	60,426	56,882	48,384

TOTAL LIABILITIES	27,635,386	22,490,931	20,795,439	20,309,840

TOTAL STOCKHOLDERS’ EQUITY	3,295,127	2,781,556	3,078,505	2,624,832

Total liabilities + stockholders’ equity	30,930,513	25,272,487	23,873,944	22,934,672

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)	09/30/10	06/30/10	03/31/10	09/30/09
Financial income	1,054,863	610,298	657,877	980,933
- Interest on Cash and Due from Banks	—	—	—	—
- Interest on Loans Granted to the Financial Sector	15,258	15,275	15,739	25,036
- Interest on Overdraft	78,680	71,999	65,703	102,554
- Interest on Discounted and purchased notes	42,432	38,005	36,327	35,720
- Interest on Mortgages	27,882	27,080	27,465	30,280
- Interest on Car Secured Loans	26,483	24,221	23,291	22,833
- Interest on Credit Card Loans	64,428	50,436	48,697	42,966
- Interest on Other Loans	186,711	165,977	157,398	144,990
- From Other Banking receivables	7,974	445	302	300
- Interest on Government Guaranteed Loans Decree 1387/01	18,255	21,479	21,692	2,785
- Income from Securities and Short Term Investments	505,790	112,293	180,426	484,027
- Net Income from options	2,618	(395)	—	—
- CER	8,807	256	285	213
- Foreign exchange difference	39,307	41,939	41,910	36,030
- Other	30,238	41,288	38,642	53,199
Financial expenses	(220,233)	(176,998)	(181,258)	(223,225)
- Interest on Current Account Deposits	(3)	(1,332)	(3,960)	(4,840)
- Interest on Saving Account Deposits	(1,570)	(1,529)	(1,813)	(2,623)
- Interest on Time Deposits	(160,324)	(142,790)	(137,594)	(179,867)
- Interest on Other Banking Liabilities	(3,640)	(2,195)	(2,171)	(2,649)
- Other interests (includes Central Bank)	(6,071)	(630)	(602)	(744)
- CER	(47)	(66)	(80)	(61)
- Bank Deposit Guarantee Insurance system mandatory contributions	(8,882)	(8,262)	(8,079)	(8,560)
- Mandatory contributions and taxes on interest income	(28,172)	(24,194)	(22,944)	(23,907)
- Other	(11,524)	4,000	(4,015)	26
Net financial income	834,630	433,300	476,619	757,708
Provision for loan losses	(45,347)	(39,013)	(30,706)	(135,956)
Income from services, net of other operating expenses	275,910	249,349	263,480	245,429
Administrative expenses	(559,391)	(444,672)	(460,088)	(390,798)
Income (loss) from equity investments	18,477	16,293	5,665	(2,173)
Net Other income	31,718	(16,931)	(5,270)	(47,658)
Income (loss) from minority interest	(3,509)	(3,546)	(4,486)	(4,494)
Income before tax	552,488	194,780	245,214	422,058
Income tax	(115,228)	8,593	(85,540)	(112,565)

Net income	437,260	203,373	159,674	309,493

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

ASSETS (in thousands of pesos)	09/30/10	06/30/10	03/31/10	09/30/09
Cash and due from banks	6,231,889	6,567,669	5,432,205	5,690,389
Government Securities	7,519,515	6,259,700	7,157,067	6,076,182
Loans	14,786,836	13,111,785	11,935,352	11,438,169
Other Banking Receivables	4,078,700	1,083,813	1,114,226	1,235,986
Assets Subject to Financial Leasing	423,317	312,124	296,331	339,183
Investments in other companies	110,215	102,267	106,606	105,379
Other assets	970,992	913,272	875,148	1,006,382

TOTAL ASSETS	34,121,464	28,350,630	26,916,935	25,891,670

LIABILITIES	09/30/10	06/30/10	03/31/10	09/30/09
Deposits	21,653,704	20,094,322	18,557,557	18,027,372
Other banking liabilities	4,879,470	1,582,024	1,383,564	1,386,702
Minority interest	232,053	226,991	216,657	246,351
Other liabilities	4,061,110	3,665,737	3,680,652	3,606,413

TOTAL LIABILITIES	30,826,337	25,569,074	23,838,430	23,266,838

TOTAL STOCKHOLDERS’ EQUITY	3,295,127	2,781,556	3,078,505	2,624,832

STOCKHOLDERS’ EQUITY + LIABILITIES	34,121,464	28,350,630	26,916,935	25,891,670

NET INCOME	09/30/10	06/30/10	03/31/10	09/30/09
Net Financial Income	973,715	556,621	604,925	857,469
Provision for loan losses	(45,347)	(39,013)	(30,706)	(135,956)
Net Income from Services	275,814	249,319	263,415	244,897
Administrative expenses	(573,177)	(445,318)	(486,443)	(409,200)
Net Other Income	(63,549)	(115,012)	(100,082)	(140,535)

Income Before Tax	567,456	206,597	251,109	416,675

Income Tax	(125,133)	7,111	(87,960)	(116,635)

Net income	442,323	213,708	163,149	300,040

Minoritary Interest	(5,063)	(10,335)	(3,475)	9,453

Net income for Quarter	437,260	203,373	159,674	309,493

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 11, 2010	By:	/s/ JOSÉ CARLOS LÓPEZ ÁLVAREZ
	Name:	José Carlos López Álvarez
	Title:	Chief Financial Officer